September 11, 2024

Samir R. Patel
Chief Executive Officer
Akari Therapeutics, Plc
22 Boston Wharf Road FL 7
Boston, MA 02210

        Re: Akari Therapeutics, Plc
            Registration Statement on Form S-3
            Filed September 6, 2024
            File No. 333-281995
Dear Samir R. Patel:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Justin Platt, Esq.